LAW OFFICE OF GARY A. AGRON

5445 DTC Parkway, Suite 520

Greenwood Village, Colorado 80111

Telephone: (303) 770-7254

Facsimile: (303) 770-7257

May 8, 2006

Securities and Exchange Commission

100 F Street N.E., Room 1580

Washington, D.C. 20549

RE:	Sweet Success Enterprises, Inc.
Form 10-SB
File Number 0-51542

Attn:	Jeffrey A. Shady
Division of Corporation Finance
Mail Stop 4561

Dear Mr. Shady:

We are enclosing herewith Amendment Number 4 to the Registration Statement on Form 10-SB of Sweet Success Enterprises, Inc. (the “Company”). We will respond to the Staff’s comments using the same paragraph numbers as contained in the Staff’s letter to us dated May 5, 2006.

1.                                       We have revised the cover page to insert the Commission’s new address.

2.                                       Under “Marketing” paragraph 3, we have updated our disclosure to include material terms related to the contingent sales which stipulate buyer’s right to revoke product purchased until such time that all product is resold plus a period of 12 months. We have further disclosed how the Company will record contingent sales in that it will be recognized as deferred revenue until such time as the return privilege has expired or as the product is sold through to the end user, whichever occurs first.

3.                                       Under “Marketing” paragraph 3, we have further clarified our disclosure to segregate product shipped and recorded as revenue in 2005 versus 2006 which represents both revenue recorded and contingent sales. We have also clarified that cases shipped for promotional purposes was not part of the product cases shipped and included in revenue.

4.                                       We have revised the first paragraph under “Employment Contracts” to delete the last sentence there of which previously stated that we did not have any employment agreements.

5.                                       The independent auditors have revised their opinion.

Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with me.

Very truly yours,

/s/ Gary A. Agron
Gary A. Agron

GAA/jp

Enclosures